Mail Stop 3-5

      June 1, 2005


Charles G. Raymond
Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina  28211

      Re:	Horizon Lines, Inc.
		Registration Statement on Form S-1, as amended
		Filed May 17, 2005
		File No. 333-123073

		H-Lines Finance Holding Corporation
		Registration Statement on Form S-4
		Filed March 30, 2005
		File No. 333-123682

		Horizon Lines Holding Corporation
		Registration Statement on Form S-4
		Filed March 30, 2005
		File No. 333-123681

Dear Mr. Raymond:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We will forward our comments, if any, on your confidential treatment request application when we complete our review.

Prospectus Summary, page 1
2. Please disclose the reasons why management believes the presentation of EBITDA provides useful information to investors regarding the company`s financial condition and results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K.

Employment Agreements, page 122
3. Please disclose the "certain performance targets" that Mr. Raymond and Mr. Urbania must achieve to receive additional compensation and discretionary bonus. Also, please disclose the "other criteria" established by the board of directors or compensation committee that
Mr. Keenan must meet for any increase in compensation and discretionary bonus.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 66
Results of Operations, page 72
4. We note your response to our prior comment #17. Similar to the revision in which you now include tables quantifying the separate factors that caused changes in your revenues, please revise to include tables quantifying material changes in other accounts. This format should promote ease of use by investors and could add clarity to your current presentation. For example, you state that the increase in operating expense in 2004 primarily reflects the increase in container volumes, but you do not quantify this factor. In addition, you state that fuel costs increased 9.2% due to higher fuel prices. However, this percentage change is not meaningful unless accompanied by the dollar amount of the change or the dollar amount of the costs in each period. Please revise as appropriate.
5. Please also revise to include further discussion and analysis of items included in such tables to provide investors with an understanding of the underlying business reasons for these changes.
For example, please disclose whether the $53.8 million in revenue container volume growth in 2004 is due to increased market size, market share gains from competitors, or other reasons, and disclose the factors that led to these changes.
6. We note your response to our prior comment #21. Please revise your MD&A to provide quantitative disclosures of the amounts of fuel surcharges included in revenues and changes therein, as the surcharges appear to have materially affected your reported revenues.
Refer to Item 303 of Regulation S-K.

Notes to Consolidated and Combined Financial Statements, page F-7
Note 17 - Subsequent Events, page F-28
7. We note your response to our prior comment #22. You state that you believe applying a 25 percent discount to the assumed fair market value of your stock, for purposes of determining compensation expense, is customary for valuing common stock in closely held corporations (i.e., lack of marketability). In our opinion, this does not justify the use of a 25 percent discount. As we stated in our prior comment, it is our position that, generally, unless justified by the specific circumstances of your business, little or no discount should be applied for lack of marketability. Therefore, please amend your financial statements to restate compensation expense accordingly.

Notes to the Unaudited Condensed Consolidated Financial Statements for the Quarter Ended March 27, 2005
Note 7 - Commitments and Contingencies, page F-37
8. Your interim financial statements should provide disclosure of material contingencies, even if there were no significant changes since year end. In this regard, please revise to include disclosure of the legal proceedings discussed in Note 15 of your audited financial statements. See Rule 10-01(a)(5) of Regulation S-X.

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lyn Shenk, Assistant Chief Accountant at
(202)
551-3750, or David Humphrey, Branch Chief - Accountant at (202)
551-
3211 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 551-3325, Attorney-Adviser, or me at (202) 551-3348 with any
other questions.

      				Sincerely,



							Jennifer G. Williams
      Special Counsel

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Ronald Jackson
Horizon Lines, Inc.
June 1, 2005
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